Exhibit 3(i)

Section 4.A The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million One (100,000,001). The total number of shares of Common Stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares with a par value of $0.001 per share.